First Quarter 2018 Earnings Presentation June 15, 2018 Exhibit 99.2

The information in this presentation is provided to you by China Rapid Finance Limited (the “Company”) solely for informational purposes and is not an offer to buy or sell, or a solicitation of an offer to buy or sell, any security or instrument of the Company, or to participate in any investment activity or trading strategy, nor may it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever, in the United States or anywhere else. The information included herein was obtained from various sources, including certain third parties, and has not been independently verified. This presentation does not constitute legal, regulatory, accounting or tax advice to you. This presentation does not constitute and should not be considered as any form of financial opinion or recommendation by the Company or any other party. No representations, warranties or undertakings, express or implied, are made and no reliance should be placed on the accuracy, fairness or completeness of the information, sources or opinions presented or contained in this presentation. By viewing or accessing the information contained in this presentation, you hereby acknowledge and agree that neither the Company, nor any of its directors, officers, employees, advisers, nor any of its representatives, affiliates, associated persons or agents accepts any responsibility for or makes any representation or warranty, express or implied, with respect to the truth, accuracy, fairness, completeness or reasonableness of the information contained in, and omissions from, these materials and that that neither the Company, nor any of its directors, officers, employees, advisers, nor any of its representatives, affiliates, associated persons or agents accepts any liability whatsoever for any loss howsoever arising from any information presented or contained in these materials. The information presented or contained in this presentation is subject to change without notice and its accuracy is not guaranteed. This presentation contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include descriptions regarding the intent, belief or current expectations of the Company or its officers about the future. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors and assumptions, many of which are beyond the Company’s control. A description of risks relating to the Company appears in section “Risk Factors” of the Company‘s Form 20-F annual report dated April 30, 2018 and filed with the Securities and Exchange Commission on April 30, 2018. Neither the Company, nor any of its directors, officers, employees, advisers, nor any of its representatives, affiliates, associated persons or agents has any obligation to, nor do any of them undertake to, revise or update the forward-looking statements contained in this presentation to reflect future events or circumstances. This presentation contains certain financial projections. These financial projections relate to future performance and reflect the Company’s views as at the date of this presentation and are subject to known and unknown risks, uncertainties and assumptions that may cause future results, performance or achievements to differ materially from those expected. The Company believes the expectations reflected in these financial projections are reasonable but no assurance can be given that these expectations will prove to be correct and these financial projections should not be relied upon. The Company cannot guarantee future results, level of activities, performance or achievements, including, but not limited to borrowing activities on its platform, including size of loans and repeat borrowing rate, borrower attrition rate, the Company’s ability to maintain its existing fee rates. Consequently, the Company makes no representation that the actual results achieved will be the same in whole or in part as those set out in the financial projections. 1 Disclaimer

Use Technology to Fulfill the LifetimeConsumerCreditNeeds of China’s Emerging Middle Class 2 Our Mission

3 China Rapid Finance At a Glance Note: 1. Represents the cumulative number of borrowers and loans facilitated on our platform since inception as of each date presented. We choose our borrowers ✓ relationships by offering affordable credit ✓ We operate a service model matching consumer borrowers with a diversified Over 17 years experience in China credit analytics ✓ 0.7 1.4 2.0 2.7 3.7 4.3 4.3 2015 2016 Mar Jun Sep Dec Mar 2017 2017 2017 2017 2018 Cum. # of Borrowers1 MM 10.7 14.7 19.8 26.8 33.1 35.6 2015 2016 Mar Jun Sep Dec Mar 2017 2017 2017 2017 2018 MM Cum. # of Loans1

4 Our Service Model 4.3MM Borrowers1 Borrowers 25K Lenders2 High Net Worth Family Office Institutions Affluent Lenders Principal + Interest 0 1 0 1 0 1 1 0 1 0 Transaction Fee Service Fee 1 0 1 0 1 1 0 1 0 1 0 1 0 1 1 0 1 0 1 0 1 0 0 11 0 1 1 0 1 1 0 1 Full Risk Transfer to Lenders Intrinsic Diversification Online Consumer Lending Marketplace Lending Capital Note: 1. Cumulative number of borrowers as of March 31, 2018. 2. Active lenders as of March 31, 2018.

5 Our Borrowers Quality EMMAs with High Lifetime Value Emerging Middle-class Mobile Active consumer $ Characteristics Quality career Growing spending Credit demand No credit history No access to bank credit Price sensitive Stickiness 76% Repeat1 Targeted Prime / Near prime Affordable In Line with Prime Credit Card Responsive 10x Borrowing Per Year2 Note: 1. The number of borrowers who have borrowed more than once since our inception divided by the cumulative number of borrowers since our inception as measured as of March 31, 2018. 2. Based on the cohort of first-time consumption loan borrowers from the fourth quarter of 2016. Issues

6 Differentiated “Low and Grow” Business Strategy Upgrade Quality Borrowers Better Credit Performance Lower Borrowing Costs Network Effect Maximize Customer Lifetime Value More Quality EMMAs $1,000 $300 $5,000 $100 $10,000 Serving Lifetime Credit Needs

7 Components of Our Business Built Over 17 Years 2001 Credit analytics for large Chinese banks; decisioning engine helped banks issue 100MM+ credit cards 2014 Launched mobile-based consumption loans Building Credit Score and Decisioning System Testing EMMA’s Credit Behavior Acquiring Borrowers at Large Scale 2010 Launched lending marketplace

8 First Quarter 2018 Operating Results

9 First Quarter 2018 Highlights Total Gross Billings attributable to Consumption Loans grew 194% YoY to $19.7 MM Cumulative Number of Borrowers Grew 120% from Q1 2017 Cumulative Number of Loans Facilitated Grew 141% from Q1 2017 Total Gross Billings in Q1 2018 Grew 90% YoY Total Loan Volume in Q1 2018 Flat YoY, Driven by Increasing Average Loan Size to Proven Repeat Borrowers 4.3 Million 35.6 Million $491 Million $31.9 Million 62%

0.1 0.6 0.7 0.5 0.8 0.9 0.6 4.3 0.03 0.1 0.7 1.4 2.0 2.7 3.7 4.3 2014 2015 2016 1Q2017 2Q2017 3Q2017 4Q2017 1Q2018 10 3Q2017 New Borrowers 1Q2017 New Borrowers 2016 New Borrowers 2015 New Borrowers 2014 New Borrowers 2Q2017 New Borrowers 4Q2017 New Borrowers 1Q2018 New Borrowers Cumulative Borrowers Exceeds 4.3 Million Cumulative Number of Borrowers MM

0.1 0.1 4.6 6.0 4.0 5.1 7.0 6.2 2.5 4.8 10.8 14.8 19.9 26.9 33.1 2014201520161Q20172Q20173Q2017 Note: 1. Number of cumulative loans facilitated is defined as the total number of loans facilitated on our marketplace as of the end of the relevant period. 4Q2017 1Q2018 11 2Q2017 # of New Loans 1Q2017 # of New Loans 2016 # of New Loans 2015 # of New Loans 3Q2017 # of New Loans Cumulative Number of Loans1 MM 35.6 Cumulative Loans Reached 35.6 Million 4Q2017 # of New Loans 1Q2018 # of New Loans

12 First Quarter 2018 Financial Results

13 Gross Billings Grew 90% YoY in Q1 Driven by Accelerated Growth Rate of Consumption Loans 10.1 11.3 13.3 15.0 12.2 6.7 13.2 29.8 37.7 19.7 16.8 16.8 43.1 52.7 31.9 1Q17 2Q17 3Q174Q17 Consumption Loan 1Q18 Lifestyle Loan In Q1 2018, total gross billings grew 90% YoY, driven by 194% YoY growth of gross billings from Consumption Loans. Gross billings from Consumption Loans were 62% of total gross billings in Q1 2018. Note: 1. Gross billings on transaction and service fee in this presentation is defined as transaction and service fee billed to customers, inclusive of related value added tax, before deduction of customer acquisition incentive. Total Gross Billings1 US$ MM 90% YoY

14 Consumption Loans: Fees Grew Faster Than Volume 405 638 908 900 417 1Q17 2Q17 3Q17 4Q17 1Q18 13.2 6.7 29.8 37.8 19.7 1Q17 1.7% 2Q17 2.1% 3Q17 3.3% 4Q17 4.2% 1Q18 4.7% As % of loan volume 194% YoY 3% YoY Note: 1. Loan volume in this presentation is defined as the total principal amount of loans facilitated on our marketplace during the relevant period. Consumption Loan Volume1 US$ MM Gross Billings of Consumption Loans US$ MM

15 Lifestyle Loans: Higher Fees Offset Lower Volume 80 110 122 127 73 1Q17 2Q17 3Q17 4Q17 1Q18 10.1 11.3 13.4 15.0 12.2 1Q17 12.6% 2Q17 13.6% 3Q17 11.0% 4Q17 11.8% 1Q18 16.7% Lifestyle Loan Volume US$ MM Gross Billings of Lifestyle Loans US$ MM As % of loan volume - 9% YoY 20% YoY

10.5 15.2 27.2 39.5 7.6 13.6 21.2 1Q17 2Q17 3Q17 4Q17 1Q18 16 Net Revenue Down 27% YoY in Q1 2018 Impacted by Non-Recurring Provision - 27% YoY Note: 1. Net revenue is equal to transaction and service fees net of customer acquisition incentive, plus other revenue, provision for loan losses, and business related taxes and surcharges. 2. Customer acquisition incentives (“CAI”) are amounts paid to investors who lend to first-time borrowers, Net revenue was down 27% YoY, mainly due to a non-recurring provision based on regulatory changes and non-cash accounting charges related to adoption of the new GAAP standard for revenue recognition. Excluding these impacts, net revenue would have been $21.2 million, up 102%YoY Net Revenue1 US$ MM

17 Operating Expense Ratio Increased 2.3 4.5 4.2 3.3 3.4 3.4 10.2 13.7 10.3 9.5 17.4 19.9 25.3 39.0 7.7% 37.8 3.8% 1Q17 4Q17 1Q18 Product Development Expenses Servicing Expenses Sales and Marketing Expenses General and Administrative Expenses Operating Expenses / Total Loan Volume Operating Expenses US$ MM Operating expenses as a percentage of total loan volume increased 250 basis points, mainly due to: Consumption Loan- related infrastructure Registration preparation Third party collection services

18 Gross Billings to Net Revenue Reconciliation 1Q 2018 Reconciliation US$ MM Excluding impact from the a pilot funding program and non-cash impact of the accounting policy change, net revenue million, up 102% year-on- year. 31.9 (5.5) (1.3) (4.1) (4.5) (9.1) (0.07) 7.6 Gross Bilings Value- added Service to be amortized VAT CAI New Accounting Standard Impact Non- recurring Provision Others Net Revenue Note: 1. Customer acquisition incentives (“CAI”) are amounts paid to investors who lend to first-time borrowers.

19 Net Loss Impacted by Non-Operating Expenses (14.9) (3.9) (30.2) (14.0) 1.1 (15.3) (3.1%) (0.38%) -6.2% Non-GAAP Adjusted Profit/Loss Net Loss / Total Loan Volume US$ MM 1Q17 4Q17 1Q18 Net Loss Net Loss Net loss widened partially due to non-cash negative impact of $4.5 million related to the new GAAP standard for revenue recognition (ASC 606) and one-time costs of $9.1 million associated with the pilot funding program that was discontinued due to regulatory changes.

20 Unique Low & Grow Strategy and Business Model

CFO Commentary: Growth of cumulative loan volume per borrower slowed across all cohorts due to our strategy to proactively limit borrowing by tightening underwriting criteria. Active borrowers within each cohort continued to borrow more and in larger size, in line with past experience 21 Economics per Borrower Increasingly More Attractive Note: 1. In this presentation, RMB/USD = 6.2881 (as of 3/31/2018) Cumulative Consumption Loan Volume Per Borrower Cumulative loan volume per borrower is arrived at by tracking the cumulative loan volume by each borrower cohort in a particular quarter divided by the total number of borrowers at the beginning of each cohort as a constant (including good, bad and inactive borrowers)

22 Significant Borrower Lifetime Value: Increasing Loan Size with Mitigated Risk Average size of consumption loans increased 65% YoY to $167 in the first quarter of 2018, the result of nearly all new loans going to more seasoned borrowers, who borrow more under the Company’s “low & grow” approach. Increasing Average Consumption Loan Size Increasing Average Consumption Loan Size US$ CFO Commentary: $167 The increasing average loan size is a result of active line- of-credit management using our ADT technology $101 1Q 2017 1Q 2018

23 Appendix

Historical Financials – KPIs

	For the Quarter of		
	1Q17	4Q17	1Q18
Cumulative Number of Borrowers ('000) (1)	**1,963**	**4,282**	**4,313**
Number of New Borrowers of the period ('000)	544	627	31
Repeat Borrower Rate	73%	76%	76%
Number of Loans Facilitated ('000) (2)	**4,002**	**6,246**	**2,513**
—Consumption Loans	3,996	6,235	2,507
—Lifestyle Loans	6	11	6
Loan Volume (US$ MM) (3)	**486.0**	**1,027.6**	**490.5**
—Consumption Loans	405.6	900.3	417.4
—Lifestyle Loans	80.4	127.3	73.1
Gross Billings on Transaction and Service Fee (US$ MM) (4)	**16.8**	**52.7**	**31.8**
—Consumption Loans	6.7	37.8	19.7
—Lifestyle Loans	10.1	15.0	12.2
Customer Acquisition Incentive (US$ MM)	**(6.2)**	**(10.7)**	**(4.1)**
Net Revenue (US$ MM)	**10.5**	**34.9**	**7.6**
Net Profit (Loss) (US$ MM)	**(14.9)**	**(3.9)**	**(30.2)**
Average Loan Size ($)	121	165	195
—Consumption Loans	101	144	167
—Lifestyle Loans	13,966	11,910	12,407
Average Fee Rate			
—Consumption Loans	**1.7%**	**4.2%**	**4.7%**
—Lifestyle Loans	12.5%	11.8%	16.6%

Note: 1. Number of borrowers is defined as the total number of unique borrowers on XRF's marketplace since XRF's inception as measured as of the relevant date
2. Number of loans facilitated is defined as the total number of loans facilitated on XRF's marketplace during the relevant period
3. Loan volume is defined as the total principal amount of loans facilitated on XRF's marketplace during the relevant period
4. Gross billings on transaction and service fee is defined as transaction and service fee billed to customers, inclusive of related value added tax, before deduction of customer acquisition incentive

24

Historical Financials – Income Statement

(US $000)	For the Three Months Ended Mar 31, 2017	Dec 31, 2017	Mar 31, 2018
Revenue:			
Transaction and service fees (net of customer acquisition incentive)	10,416	39,696	16,329
Other revenue	39	255	351
	10,455	39,951	16,680
Reversal/(Provision) for loan losses	1	4	8
Discretionary payments	-	-4,576	-9,052
Business related taxes and surcharges	-5	-465	-3
Net revenue	10,451	34,914	7,633
Operating expense:			
Servicing expenses	-3,314	-3,424	-3,401
Sales and marketing expenses	-10,216	-13,740	-10,283
General and administrative expenses	-9,459	-17,377	-19,896
Product development expenses	-2,292	-4,494	-4,188
Total operating expenses	-25,281	-39,035	-37,768
Other income (expense)			
Other income (expense), net	-23	247	291
Loss before income tax expense	-14,853	-3,874	-29,844
Income tax expense	-	-44	-345
Net loss	-14,853	-3,918	-30,189
Accretion on Series A convertible redeemable preferred shares to redemption value	-72	-	-
Accretion on Series B convertible redeemable preferred shares to redemption value	-405	-	-
Accretion on Series C convertible redeemable preferred shares to redemption value	-1,579	-	-
Deemed dividend to Series C convertible redeemable preferred shares at modification	-	-	-
Deemed dividend to Series C convertible redeemable preferred shares upon Initial Public Offering	-	-	-
Net loss attributable to ordinary shareholders	-16,909	-3,918	-30,189
Net loss	-14,853	-3,918	-30,189
Foreign currency translation adjustment, net of nil tax	-50	177	288
Comprehensive loss	-14,903	-3,741	-29,901
Weighted average number of ordinary shares used in computing net loss per share			
Basic	16,798,776	64,699,758	65,131,066
Diluted	16,798,776	64,699,758	65,131,066
Loss per share attributable to ordinary shareholders			
Basic	-1.01	-0.06	-0.46
Diluted	-1.01	-0.06	-0.46

25

Historical Financials – Balance Sheet As of (US $000)Mar 31, 2017Dec 31, 2017Mar 31, 2018 Cash and Cash Equivalents24,52494,88171,661 Restricted Cash11,32114,6732,913 Total Assets64,145137,528114,996 Total Liabilities45,21178,49079,721 Safeguard Program Payable17,24817,95017,310 Total Mezzanine Equity 137,221-- Total Shareholders' (Deficit) Equity(118,287)59,03835,275

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